17006096

UNITED STATES
SECURITIES AND EXCHANGE COMMI[illegible]
Washington, D.C. 20549

SEC
Mail Processing
Section
FEB 02 2017
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8- 49213

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Research Brokerage Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 S. Raymond Avenue, Suite 200
(No. and Street)

Pasadena	CA	91105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John P Odell 626-844-1440
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

RECEIVED
2017 FEB -2 PM 2:38
SEC / TM

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John P Odell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Research Brokerage Services, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this 30th day of January, 2017 by John P. Odell proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Signature

Title

Notary Public

THOMAS H. MA
Commission # 2112580
Notary Public - California
Los Angeles County
My Comm. Expires May 21, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Members
Capital Research Brokerage Sevices, LLC

We have audited the accompanying statement of financial condition of Capital Research Brokerage Sevices, LLC as of December 31, 2016, and the related statement of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Capital Research Brokerage Sevices, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Research Brokerage Sevices, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I and II (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Capital Research Brokerage Sevices, LLC's financial statements. The supplemental information is the responsibility of Capital Research Brokerage Sevices, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
Janaury 18, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Capital Research Brokerage Services, LLC
Statement of Financial Condition
December 31, 2016

Assets

Cash and cash equivalents	$	10,838
Prepaid expense		1,453
Total assets	$	12,291

Liabilities

Income tax payable	$	900
Total liabilities	$	900

Members' equity

Members' equity		11,391
Total members' equity		11,391
Total liabilities and members' equity	$	12,291

The accompanying notes are an integral part of these financial statements.

Capital Research Brokerage Services, LLC
Statement of Operations
For the Year Ended December 31, 2016

Revenues	
Commissions income	$ 260,741
Total revenues	260,741
Expenses	
Occupancy and equipment rental	35,458
Taxes, other than income taxes	2,744
Administrative expenses - related parties	209,000
Other operating expenses	21,722
Total expenses	268,924
Net income (loss) before income tax provision	(8,183)
Income tax provision	1,700
Net income (loss)	$ (9,883)

The accompanying notes are an integral part of these financial statements.

Capital Research Brokerage Services, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2016

		Members' Equity
Balance at December 31, 2015	$	21,274
Member's distributions		-
Member's contributions		-
Net income (loss)		(9,883)
Balance at December 31, 2016	$	11,391

The accompanying notes are an integral part of these financial statements.

Capital Research Brokerage Services, LLC
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flow from operating activities:		
Net income (loss)		$ (9,883)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Prepaid expense	$ 122	
Increase (decrease) in liabilities:		
Income tax payable	900	
Total adjustments		1,022
Net cash provided by (used in) operating activities		(8,861)
Net cash provided by (used in) in investing activities		-
Net cash provided by (used in) financing activities		-
Net increase (decrease) in cash		(8,861)
Cash and cash equivalents at beginning of year		19,699
Cash and cash equivalents at end of year		$ 10,838

Supplemental disclosure of cash flow information:

Cash paid during the year for:		
Interest	$	-
Income taxes	$	800

The accompanying notes are an integral part of these financial statements.

Capital Research Brokerage Services, LLC
Notes to Financial Statements
December 31, 2016

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Capital Research Brokerage Services, LLC (the "Company") was organized as a California Limited Liability Company ("LLC") on November 12, 1997. In May 2000, the Company acquired The Oakwood Group of Michigan, LLC., a broker/dealer organized on February 14, 1996, in the State of North Carolina as a Limited Liability Company. The surviving company maintained the broker/dealer under the name Capital Research Brokerage Services, LLC. The Company is a registered broker/dealer under the Securities and Exchange Act of 1934, the Financial Industry Regulatory Authority ("FINRA"), and Municipal Securities Rulemaking Board ("MRSB").

The Company is affiliated through common ownership with Arroyo Investment Group ("AIG") and Capital Research & Consulting, LLC ("CRC")

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including mutual fund retailer, mutual fund distributor, broker or dealer selling variable life insurance or annuities, and sale of Section 529 plans.

The Company has approximately ten (19) total clients, with one (1) of the clients accounting for 80% of the Company's commission revenues. The Company serves as a broker of record for mutual fund activity for the clients of a related company.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

The Company has adopted FASB ASC 320, Investments — Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company, with the consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership; therefore, in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

Note 2: INCOME TAXES

As discussed in Note 1, the Company has elected to be a California Limited Liability Company and, as a consequence, no provision for Federal Income Taxes is included in these financial statements. However, the company is subject to a limited liability company gross receipts tax, with a minimum franchise tax. As of December 31, 2016, the income tax provision consists of the following:

Franchise tax	$	900
Gross receipts tax		800
Total income tax provision	$	1,700

Note 3: RELATED PARTY TRANSACTIONS

On April 29, 2004, the Company entered into a "shared expense" agreement in complying with FINRA and SEC rules and regulations. The agreement is between the Company, Arroyo and CRC. Under the agreement, the Company maintains its operations utilizing the office space and staff of another company, and will record monthly fees for facilities, administration, advisory services, and other fees. For the year ended December 31, 2016, a total amount of $209,000 was paid to these affiliates.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 4: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending December 31, 2016, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 5: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2016, the Company had net capital of $9,938 which was $4,938 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness $900 to net capital was 9 to 1, which is less than the 15 to 1 maximum allowed.

Note 6: COMMITMENTS AND CONTINGENCIES

Commitments

The Company had no commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2016 or during the year then ended.

Note 7: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2016 or during the year then ended.

Note 8: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 9: INSURANCE

The Company did not have the proper Fidelity Insurance, however as of January 18, 2017 the Company does have the proper coverage.

Capital Research Brokerage Services, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2016

Computation of net capital		
Members' equity	$ 11,391	
Total members' equity		$ 11,391
Less: Non-allowable assets		
Prepaid expense	1,453	
Total non-allowable assets		1,453
Net Capital		9,938
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 60	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 4,938
Ratio of aggregate indebtedness to net capital	0.09	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2016.

Capital Research Brokerage Sevices, LLC
Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3
As of December 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(1) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

See independent auditor's report

Capital Research Brokerage Sevices, LLC
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2016

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Capital Research Brokerage Sevices, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Capital Research Brokerage Sevices, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(1) (the "exemption provisions") and (2) Capital Research Brokerage Sevices, LLC stated that Capital Research Brokerage Sevices, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Capital Research Brokerage Sevices, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Capital Research Brokerage Sevices, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 18, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Capital Research
BROKERAGE SERVICES LLC

Capital Research Brokerage Services LLC
15 S. Raymond Avenue, Suite 200
Pasadena, CA 91105

Telephone 626 844 1440
Facsimile 626 440 1319

Assertions Regarding Exemption Provisions

We, as members of management of Capital Research Brokerage Services, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(1).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended December 31, 2016.

Capital Research Brokerage Services, LLC

By: [signature]

(Name and Title)

1-18-17

(Date)